錦 興 集 團 有 限 公 司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2007 MAY 24 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03638

Date: 26 April 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07023788

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the joint announcement dated 25 April 2007 issued by ITC Corporation Limited and the Company for filing under the ISIN US 41068T2087, the contents of which are self-explanatory.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary

Encls.

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

5/24

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

ITC

ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 372)

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 275)

DISCLOSEABLE TRANSACTIONS – SUBSCRIPTION OF SHARES AND CONVERTIBLE NOTES OF WONSON INTERNATIONAL HOLDINGS LIMITED

On 24 April, 2007, Total Wealth, an indirect wholly-owned subsidiary of Hanny, executed the Share Placing Contract and the CN Placing Contract with Taifook Securities in relation to the subscription by Total Wealth of 125,000,000 Wonson Shares and CN with principal amount of HK$40,000,000.

The CN is convertible into new Wonson Shares at an initial conversion price of HK$0.17 per Conversion Share (subject to adjustments). Upon full conversion of the CN to be subscribed by Total Wealth at the initial conversion price of HK$0.17 per Conversion Share, a total of 235,294,117 Wonson Shares will be issued to Total Wealth.

The Subscriptions constitute discloseable transactions for Hanny under the Listing Rules. A circular of Hanny containing, among other things, details of the Share Placing Contract, the CN Placing Contract and the CN will be despatched to the Hanny Shareholders as soon as practicable.

Hanny is an indirect non-wholly owned subsidiary of ITC. The Subscriptions also constitute discloseable transactions for ITC under the Listing Rules. A circular of ITC containing, among other things, details of the Share Placing Contract, the CN Placing Contract and the CN will be despatched to the shareholders of ITC as soon as practicable.

INTRODUCTION

On 22 March, 2007, Wonson announced that it entered in the Wonson Underwriting Agreement, the Wonson Share Placing Agreement and the Wonson CN Placing Agreement with Taifook Securities pursuant to which Taifook Securities agreed to place (i) up to 100,000,000 new Wonson Shares on a fully-underwritten basis at a price of HK$0.16 per Wonson Share; (ii) a maximum of 500,000,000 new Wonson Shares on a best-effort basis at a price of HK$0.16 per Wonson Share; and (iii) the CN with principal amount of not more than HK$150,000,000, to independent third parties.

On 24 April 2007, Total Wealth, an indirect wholly-owned subsidiary of Hanny, entered into (i) the Share Placing Contract with Taifook Securities in relation to the subscription by Total Wealth of 125,000,000 Wonson Shares subject to the terms set out in the Wonson Share Placing Agreement; and (ii) the CN Placing Contract with Taifook Securities in relation to the subscription by Total Wealth of the CN with principal amount of HK$40,000,000 subject to the terms of the Wonson CN Placing Agreement.

The principal terms and conditions of the Share Placing Contract, the CN Placing Contract and the CN are set out below.

THE SHARE PLACING CONTRACT

Date: 24 April 2007

Parties:

(a) Total Wealth as the subscriber; and

(b) Taifook Securities as the placing agent to the Wonson Share Placing.

Dr. Chan Kwok Keung, Charles (Chairman of both ITC and Hanny) held 3,720,000 Wonson Shares (representing approximately 0.70% of Wonson's issued share capital) as at the date of the Share Placing Contract. Save for the above, to the best of the knowledge, information and belief of the respective directors of ITC and Hanny, and having made all reasonable enquiries, Taifook Securities and Wonson are third parties independent of ITC and Hanny and their respective connected persons.

Subject matter:

Pursuant to the Share Placing Contract, Total Wealth has agreed to take up 125,000,000 Wonson Shares subject to the terms and conditions set out in the Wonson Share Placing Agreement at a price of HK$0.16 per Wonson Share. The subscription price of HK$0.16 per Wonson Share is in accordance with the placing price as set out in the Wonson Share Placing Agreement.

The Placing Shares will, when fully paid, rank pari passu in all respects with the other Wonson Shares in issue on the date of completion of the Wonson Share Placing Agreement.

The subscription price of HK$0.16 per Wonson Share represents:

(i) a discount of approximately 5.9% to the closing price of the Wonson Shares of HK$0.17 as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 8.6% to the average closing price of approximately HK$0.175 per Wonson Share for the last five consecutive trading days up to and including the Last Trading Day;

(iii) a discount of approximately 10.1% to the average closing price of approximately HK$0.178 per Wonson Share for the last ten consecutive trading days up to and including the Last Trading Day; and

(iv) a discount of approximately 79.5% to the closing price of HK$0.78 per Wonson Share as quoted on the Stock Exchange on 24 April 2007, being the date of the Share Placing Contract and the CN Placing Contract.

Conditions:

The obligation of Total Wealth to take up the Placing Shares is conditional upon fulfilment of the conditions precedent to the Wonson Share Placing Agreement. Subject to the terms of the Wonson Share Placing Agreement, the Share Placing Contract is an absolute, binding and irrevocable commitment on the part of Total Wealth.

Completion of the Wonson Share Placing is conditional upon:

(a) the Listing Committee of the Stock Exchange granting approval for the listing of and permission to deal in the Wonson Shares to be issued under the Wonson Share Placing; and

(b) the passing by the shareholders of Wonson at its special general meeting of all necessary resolutions in compliance with the Listing Rules to approve the transactions contemplated under the Wonson Share Placing Agreement and the issue of Wonson Shares under the Wonson Share Placing.

If any of the above conditions precedent have not been fulfilled on or before 31 May 2007 (or such later date as may be agreed between Wonson and Taifook Securities), the Wonson Share Placing Agreement shall terminate and none of the parties to the Wonson Share Placing Agreement shall have any claim against the other for any costs or losses (save for any antecedent breaches of the Wonson Share Placing Agreement).

Settlement:

The placing price for the Placing Shares of HK$20,000,000 plus 0.004% transaction levy, 0.005% trading fee and 0.25% brokerage commission (which amounts to HK$20,051,800 in aggregate) shall b payable by Total Wealth to Taifook Securities in cash on a date to be notified by Taifook Securities.

THE CN PLACING CONTRACT

Date: 24 April 2007

Parties:

(a) Total Wealth as the subscriber; and

(b) Taifook Securities as the placing agent in relation to the Wonson CN Placing.

Subject matter:

Pursuant to the CN Placing Contract, Total Wealth has agreed to take up CN with principal amount o HK$40,000,000 at par subject to the terms and conditions set out in the Wonson CN Placing Agreemen

Conditions:

The obligation of Total Wealth to take up the CN is conditional upon fulfilment of the condition precedent to the Wonson CN Placing Agreement. Subject to the terms of the Wonson CN Placin Agreement, the CN Placing Contract is an absolute, binding and irrevocable commitment on the part c Total Wealth.

Completion of the Wonson CN Placing Agreement is conditional upon:

(a) the Listing Committee of the Stock Exchange having granted (either unconditionally or subje only to conditions to which Wonson does not reasonably object) listing of and permission to de in the Conversion Shares; and

(b) the passing by the shareholders of Wonson at its special general meeting of all necessary resolutio in compliance with the Listing Rules to approve the transactions contemplated under the Wonso CN Placing Agreement and the issue of the Conversion Shares.

If any of the above conditions precedent to the Wonson CN Placing Agreement have not been fulfille on or before 31 May 2007 (or such later date as may be agreed between Wonson and Taifook Securities the Wonson CN Placing Agreement shall lapse and become null and void and the parties to the Wonso CN Placing Agreement will be released from all obligations thereunder, save for any liability arisir out of any antecedent breaches of the Wonson CN Placing Agreement.

Settlement:

Completion of the Wonson CN Placing Agreement shall take place on the third business day after tl date of fulfilment of the above conditions precedent to the Wonson CN Placing Agreement. The aggrega subscription price for the CN of HK$40,000,000 shall be payable by Total Wealth to Taifook Securiti in cash on a date to be notified by Taifook Securities.

PRINCIPAL TERMS OF THE CN

Issuer	:	Wonson
Maturity date and redemption	:	The maturity date shall be two years from the date of issue of tl CN. Unless previously converted, upon presentation of the CI Wonson shall redeem the CN on the maturity date at tl redemption amount which is 100% of the principal amount of tl CN then outstanding plus interest at the rate specified in the C in respect of the principal amount of the CN being redeem from (and including) the last day of the immediately precedi interest payment date up to (but excluding) the maturity date.
Coupon	:	Interest on the CN shall be calculated at the rate of 4% p annum on the principal amount of the CN from time to tin outstanding.
Conversion rights	:	A noteholder shall have the right at any time during the conversi period to convert the whole or any part (in authoris denomination of HK$1,000,000 or integral multiples thereof) the principal amount outstanding under the CN into Conversi Shares at the conversion price of HK$0.17 per Conversion Sha (subject to adjustments).
		No fraction of a Wonson Share will be issued on conversion a no amount in lieu thereof shall be refunded to the releva noteholder.

Ranking of the Conversion Shares	:	Conversion Shares to be issued upon conversion shall be fully paid, free from any liens, charges, encumbrances, pre-emptive rights or other third party rights and rank pari passu in all respects with all other Wonson Shares in issue on the date of conversion and the noteholder shall be entitled in respect of its Conversion Shares to all dividends and other distributions, the record date for which falls on a date on or after the conversion notice.
Conversion price	:	The initial conversion price is HK$0.17 per Conversion Share (subject to adjustments). The conversion price is subject to usual anti-dilution adjustments in certain events such as share consolidation, share sub-division, reclassification, capitalisation issue, capital distribution, rights issue and other equity or equity derivatives issues.
Voting	:	The noteholder will not be entitled to receive notices of, attend or vote at any meetings of Wonson by reason only of it being the noteholder.
Transferability	:	The CN may (subject to the provisions of the CN) be transferred to any person. The CN (or any part thereof) may not be assigned or transferred to a connected person of Wonson without the prior written consent of Wonson. Any assignment or transfer of the CN shall be of the whole or any part (being an authorised denomination of HK$1,000,000 or integral multiples thereof) of the outstanding principal amount of the CN.
Listing	:	No application has been or will be made for the listing of the CN on the Stock Exchange or any other stock exchanges. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

The initial conversion price of HK$0.17 per Conversion Share represents:

(i) the closing price of the Wonson Shares of HK$0.17 as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 2.9% to the average closing price of approximately HK$0.175 per Wonson Share for the last five consecutive trading days up to and including the Last Trading Day;

(iii) a discount of approximately 4.5% to the average closing price of approximately HK$0.178 per Wonson Share for the last ten consecutive trading days up to and including the Last Trading Day; and

(iv) a discount of approximately 78.2% to the closing price of HK$0.78 per Wonson Share as quoted on the Stock Exchange on 24 April 2007, being the date of the Share Placing Contract and the CN Placing Contract.

SHAREHOLDING STRUCTURE OF WONSON

The following table illustrates the shareholding position of Total Wealth in Wonson based on the shareholding structure of Wonson as disclosed in the Wonson Announcement, assuming (i) the maximum number of Wonson Shares and value of CN are placed under the Wonson Share Placing and the Wonson CN Placing respectively; and (ii) no change in the shareholding structure of Wonson during the period from the Wonson Announcement to the completion of the Wonson Underwriting Agreement, the Wonson Share Placing Agreement and the Wonson CN Placing Agreement:

	As at the date of the Wonson Announcement		Immediately after completion of the Wonson Underwriting Agreement and the Wonson Share Placing Agreement		Immediately after completion of the Wonson Underwriting Agreement, the Wonson Share Placing Agreement and the Wonson CN Placing Agreement on the assumption as set out in Note 1		Immediately after completion of the Wonson Underwriting Agreement, the Wonson Share Placing Agreement and the Wonson CN Placing Agreement on the assumption as set out in Note 2	
	No. of Wonson Shares	%	No. of Wonson Shares	%	No. of Wonson Shares	%	No. of Wonson Shares	%
The directors of Wonson								
Mr. Chia Kang	40,000	0.01	40,000	0.00	40,000	0.00	40,000	0.00
Mr. Hui Richard Rui	1,050,000	0.20	1,050,000	0.09	1,050,000	0.05	1,050,000	0.08
	1,090,000	0.21	1,090,000	0.09	1,090,000	0.05	1,090,000	0.08
Total Wealth	-	-	125,000,000	11.05	360,294,117	17.89	360,294,117	26.36
Public shareholders of Wonson								
Subscribers of the Wonson Underwritten Shares (Note 3)	-	-	100,000,000	8.84	100,000,000	4.97	100,000,000	7.32
Other subscribers under the Wonson Share Placing Agreement (Note 3)	-	-	375,000,000	33.14	375,000,000	18.62	375,000,000	27.43
Other subscribers of the CN (Note 3)	-	-	-	-	647,058,824	32.13	-	-
Other public shareholders of Wonson	530,555,319	99.79	530,555,319	46.88	530,555,319	26.34	530,555,319	38.81
	530,555,319	99.79	1,005,555,319	88.86	1,652,614,143	82.06	1,005,555,319	73.56
Total	531,645,319	100.00	1,131,645,319	100.00	2,013,998,260	100.00	1,366,939,436	100.00

Notes:

1. Assuming all the CN with principal amount of HK$150,000,000 are fully converted into 882,352,941 Conversion Shares at the initial conversion price of HK$0.17 per Conversion Share.

2. Assuming only the CN with principal amount of HK$40,000,000 to be subscribed by Total Wealth are fully converted into 235,294,117 Wonson Shares at the initial conversion price of HK$0.17 per Conversion Share.

3. Assuming that none of the subscribers of the Wonson Underwritten Shares and the other subscribers of the Wonson Shares to be issued under the Wonson Share Placing and the CN will become a substantial shareholder (as defined in the Listing Rules) of Wonson as a result of completion of any of the Wonson Underwriting Agreement, the Wonson Share Placing Agreement and the Wonson CN Placing Agreement.

As at the date of this announcement, no decision has been made as to whether or when or the extent to which the conversion rights attached to the CN are to be exercised by Total Wealth. The extent of exercise of the conversion rights attached to the CN by Total Wealth will depend on a number of factors such as the future financial position and business prospects of the Wonson Group and the market performance of the Wonson Shares.

INFORMATION ON WONSON

As set out in the Wonson Announcement, the Wonson Group is principally engaged in metals trading, sales of communicating products and investments in securities for trading.

According to the annual report of Wonson for the year ended 31 December 2005, the Wonson Group recorded an audited consolidated turnover of approximately HK$4.3 million and HK$9.8 million for each of the two years ended 31 December 2004 and 2005 respectively. The audited consolidated loss before and after taxation of the Wonson Group for the year ended 31 December 2004 were both approximately HK$2.8 million. The audited consolidated loss before and after taxation of the Wonson Group for the year ended 31 December 2005 were both approximately HK$51.7 million. There were no minority interests in any of the years ended 31 December 2004 and 2005.

As stated in the interim report of Wonson for the six months ended 30 June 2006, the Wonson Group recorded an unaudited consolidated turnover of approximately HK$5.8 million, as compared to HK$7.4 million for the same period in 2005. The unaudited consolidated loss of the Wonson Group for the six months ended 30 June 2006 was approximately HK$30.3 million. The unaudited consolidated net asset value of the Wonson Group attributable to its shareholders was approximately HK$177.1 million as at 30 June 2006.

According to the Wonson Announcement, Wonson intends that the aggregate net proceeds from the issue of the Wonson Underwritten Shares, the Wonson Share Placing and the Wonson CN Placing of up to approximately HK$240.3 million to be used by the Wonson Group for its general working purposes and natural resources related businesses in the People's Republic of China.

REASONS FOR THE SUBSCRIPTIONS

ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies. The principal activities of the ITC Group comprise investment holding, the provision of finance, the provision of management services, property investment, treasury investment, trading of building materials and machinery and the provision and operation of an internet-based precious metals trading platform.

The Hanny Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in (i) a subsidiary whose shares are listed on the Australian Securities Exchange and a subsidiary whose shares are traded on the OTC Bulletin Board in the United States of America; (ii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iii) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. Hanny is an investment holding company.

As disclosed in the Wonson Announcement, the proceeds from the issue of the Wonson Underwritten Shares, the Wonson Share Placing and the Wonson CN Placing of up to approximately HK$240.3 million to be used by the Wonson Group for its general working purposes and natural resources related businesses in the People's Republic of China. The directors of Hanny are positive about the prospects of the natural resources industry and consider that the Subscriptions would provide the Hanny Group with the opportunity to take up a strategic stake in a company through which the Hanny Group will invest in the natural resources related businesses. The conversion rights attached to the CN offer flexibility for Total Wealth to acquire further equity interest in Wonson after evaluating the business of the Wonson Group and the market performance of the Wonson Shares during the two-year tenure of the CN. Based on the above, the directors of Hanny consider that the Subscriptions are in the interests of Hanny and the Hanny Shareholders as a whole and the terms of the Share Placing Contract and the CN Placing Contract are fair and reasonable as far as the Hanny Shareholders are concerned. Based on the above the directors of ITC also consider that the Subscriptions are in the interests of ITC and the shareholders of ITC as a whole and the terms of the Share Placing Contract and the CN Placing Contract are fair and reasonable as far as the shareholders of ITC are concerned.

FINANCIAL EFFECTS OF THE SUBSCRIPTIONS

At present, Hanny intends to fund the Subscriptions by its internal resources. It is expected that the Subscriptions would not have material impact on the net asset position of Hanny or ITC.

Immediately after completion of the Share Placing Contract and the CN Placing Contract, the Placing Shares and the debt element of the CN will be accounted for as available-for-sale investments, while the conversion option element of the CN will be accounted for as conversion option embedded in convertible notes, all included in the non-current assets in the consolidated accounts of each of ITC and Hanny. There are no provisions in the Share Placing Contract or the CN Placing Contract which give Total Wealth the right to nominate any of the directors of ITC and Hanny as directors of Wonson.

GENERAL

The Subscriptions constitute discloseable transactions for Hanny under the Listing Rules. A circular of Hanny containing, among other things, details of the Share Placing Contract, the CN Placing Contract and the CN will be despatched to the Hanny Shareholders as soon as practicable.

As at the date of this announcement, the ITC Group holds 169,979,504 Hanny Shares, representing approximately 57.36% of the total issued share capital of Hanny. The Subscriptions also constitute discloseable transactions for ITC under the Listing Rules. A circular of ITC containing, among other things, details of the Share Placing Contract, the CN Placing Contract and the CN will be despatched to the shareholders of ITC as soon as practicable.

DEFINITIONS

In this announcement, the following terms have the following meanings:

"CN"	the redeemable convertible notes to be issued by Wonson pursuant to the Wonson CN Placing Agreement entitling the holders thereof to convert the principal amount thereof into new Wonson Shares at an initial conversion price of HK$0.17 per Wonson Share (subject to adjustments)
"CN Placing Contract"	the placing contract entered into between Total Wealth and Taifoo Securities on 24 April 2007 in relation to the subscription by Total Wealth of CN in the principal amount of HK$40,000,000
"connected person(s)"	have the meaning as defined in the Listing Rules
"Conversion Shares"	up to a maximum of 882,352,941 new Wonson Shares which will fall to be issued upon the exercise of any of the conversion rights attaching to all the CN with principal value of HK$150,000,000 at an initial conversion price of HK$0.17 per Wonson Share (subject to adjustments)

"Hanny"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange and an indirect non-wholly owned subsidiary of ITC
"Hanny Group"	Hanny and its subsidiaries
"Hanny Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of Hanny
"Hanny Shareholder(s)"	holder(s) of the Hanny Share(s)
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"ITC"	ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"ITC Group"	ITC and its subsidiaries
"Last Trading Day"	14 March 2007, being the last full trading day of the Wonson Shares on the Stock Exchange prior to the suspension of the trading of the Wonson Shares with effect from 10:11 a.m. on Thursday, 15 March 2007 pending the release of the Wonson Announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placing Shares"	the 125,000,000 Wonson Shares conditionally agreed to be subscribed by Total Wealth pursuant to the Share Placing Contract
"Share Placing Contract"	the placing contract entered into between Total Wealth and Taifook Securities on 24 April 2007 in relation to the subscription by Total Wealth of the Placing Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriptions"	the subscriptions of the Placing Shares and CN with principal amount of HK$40,000,000 by Total Wealth pursuant to the Share Placing Contract and the CN Placing Contract
"Taifook Securities"	Taifook Securities Company Limited, a corporation licensed to carry out Types 1 (dealing in securities), 3 (leveraged foreign exchange trading) and 4 (advising on securities) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the placing agent for the Wonson Share Placing and Wonson CN Placing
"Total Wealth"	Total Wealth Investments Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Hanny
"Wonson"	Wonson International Holdings Limited (stock code: 651), a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Wonson Announcement"	the announcement of Wonson dated 22 March 2007
"Wonson CN Placing"	the placing of the CN with aggregate principal amount up to not more than HK$150,000,000, on a best effort basis, by Taifook Securities pursuant to the Wonson CN Placing Agreement
"Wonson CN Placing Agreement"	the conditional placing agreement dated 15 March 2007 entered into between Wonson and Taifook Securities in respect of the Wonson CN Placing
"Wonson Group"	Wonson and its subsidiaries
"Wonson Share(s)"	share(s) of nominal value of HK$0.01 each in the capital of Wonson
"Wonson Share Placing"	the placing, on a best-effort basis, of up to a maximum of 500,000,000 new Wonson Shares by Taifook Securities at HK$0.16 each pursuant to the Wonson Share Placing Agreement
"Wonson Share Placing Agreement"	the conditional placing agreement dated 15 March 2007 entered into between Wonson and Taifook Securities in respect of the Wonson Share Placing
"Wonson Underwriting Agreement"	the underwriting agreement dated 15 March 2007 entered into between Wonson and Taifook Securities in relation to the underwriting of the Wonson Underwritten Shares
"Wonson Underwritten Shares"	100,000,000 new Wonson Shares to be underwritten by Taifook Securities under the Wonson Underwriting Agreement
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent

As at the date of this announcement, the directors of ITC are as follows :

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna
(Deputy Chairman and Managing Director)
Mr. Chan Kwok Chuen, Augustine
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

Independent Non-executive Directors:
Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Hon. Shek Lai Him, Abraham, *JP*

As at the date of this announcement, the directors of Hanny are as follows :

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

By order of the board
ITC CORPORATION LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 25 April 2007

ITC

ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：372)

HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：275)

須予披露交易－認購和成國際集團有限公司之股份及可換股票據

於二零零七年四月二十四日，Total Wealth（錦興之間接全資附屬公司）與大福證券訂立股份配售合約及可換股票據配售合約，內容有關由Total Wealth認購125,000,000股和成國際股份及本金額為40,000,000港元之可換股票據。

可換股票據可按初步兌換價每股兌換股份0.17港元（可予調整）兌換為新和成國際股份。按初步兌換價每股兌換股份0.17港元悉數兌換Total Wealth將予認購之可換股票據後，將會向Total Wealth發行合共235,294,117股和成國際股份。

根據上市規則，認購事項構成錦興之須予披露交易。錦興將於實際可行之情況下盡快向錦興股東寄發一份通函，當中載有（其中包括）股份配售合約、可換股票據配售合約及可換股票據詳情。

由於錦興為德祥之間接非全資附屬公司，根據上市規則，認購事項亦構成德祥之須予披露交易。德祥將於實際可行之情況下盡快向德祥股東寄發一份通函，當中載有（其中包括）股份配售合約、可換股票據配售合約及可換股票據詳情。

緒言

於二零零七年三月二十二日，和成國際宣佈與大福證券訂立和成國際股份配售協議及和成國際可換股票據配售協議，據此，大福證券同意向獨立第三方(i)按悉數包銷基準配售最多達100,000,000股新和成國際股份，每股和成國際股份作價0.16港元；(ii)按竭盡所能基準配售最多500,000,000股新和成國際股份，每股和成國際股份作價0.16港元；及(iii)配售本金額最多不多於150,000,000港元之可換股票據。

於二零零七年四月二十四日，Total Wealth（錦興之間接全資附屬公司）與大福證券(i)就和成國際股份配售協議訂立股份配售合約，據此Total Wealth將認購125,000,000股和成國際股份；及(ii)就和成國際可換股票據配售協議訂立可換股票據配售合約，據此Total Wealth將認購本金額為40,000,000港元之可換股票據。

股份配售合約、可換股票據配售合約及可換股票據之主要條款及條件概述如下：

股份配售合約

訂立日期：二零零七年四月二十四日

訂約方：

(a) Total Wealth（作為認購人）；及

(b) 大福證券（作為和成國際股份配售事項之配售代理）。

於股份配售合約日期，[illegible]

主要內容：

根據股份配售合約，Total Wealth將按照和成國際股份配售協議所載條款及條件，按每股和成國際股份作價0.16港元認購125,000,000股和成國際股份。[illegible]

配售股份於悉數繳足後，[illegible]

每股和成國際股份之認購價為0.16港元，該價：

(i) 較最後交易日於聯交所所報和成國際股份之收市價每股0.17港元折讓約5.9%；

(ii) 較截至最後交易日（包括該日）止最後連續五個交易日和成國際股份之平均收市價每股約0.175港元折讓約8.6%；

(iii) 較截至最後交易日（包括該日）止最後連續十個交易日和成國際股份之平均收市價每股約0.178港元折讓約10.1%；及

(iv) 較二零零七年四月二十四日（即股份配售合約及可換股票據配售合約日期）於聯交所所報和成國際股份收市價每股0.78港元折讓約79.5%。

條件：

Total Wealth認購配售股份之責任，須待和成國際股份配售協議之先決條件達成後，方可作實。[illegible]

和成國際股份配售事項須待下列條件達成後，方告完成：

(a) 聯交所上市委員會批准或同意批准和成國際股份配售事項將予發行之和成國際股份上市及買賣；及

(b) 和成國際股東於股東特別大會上通過批准決議案，以批准和成國際股份配售協議下擬進行之交易[illegible]

倘上述任何先決條件未能於二零零七年五月三十一日[illegible]

完成：

Total Wealth須於大福證券通知之日期以現金向大福證券支付配售股份之認購價20,000,000港元，另加0.004%之交易徵費、0.005%交易費及0.25%經紀佣金（合共總額為20,051,800港元）。

可換股票據配售合約

訂立日期：二零零七年四月二十四日

訂約方：

(a) Total Wealth（作為認購人）；及

(b) 大福證券（作為和成國際可換股票據配售事項之配售代理）。

主要內容：

根據可換股票據配售合約，Total Wealth已同意按和成國際可換股票據配售協議所載條款及條件，認購本金額為40,000,000港元之可換股票據。

條件：

Total Wealth認購可換股票據之責任，須待和成國際可換股票據配售協議之先決條件達成後，方可作實。[illegible]

和成國際可換股票據配售協議須待下列條件達成後，方告完成：

(a) 聯交所上市委員會批准或同意批准[illegible]兌換股份上市及買賣；及

(b) 和成國際股東於股東特別大會上通過批准[illegible]

倘上述和成國際可換股票據配售協議之任何先決條件未能於二零零七年五月三十一日[illegible]

完成：

和成國際可換股票據配售協議將於上述和成國際可換股票據配售協議之先決條件達成之日後第三個營業日完成。Total Wealth須於大福證券通知之日期以現金向大福證券支付可換股票據之認購價40,000,000港元。

可換股票據之主要條款

發行人：和成國際

到期日及贖回：[illegible]

利息：[illegible]4%計息。

兌換價：於兌換期內，票據持有人有權隨時按兌換價每股兌換股份0.17港元（可予調整）[illegible]

[illegible]

兌換股份之地位：兌換時將予發行之兌換股份為繳足股份，並無任何留置權、押記、產權負擔、優先購買權或其他第三方權利，且在各方面與兌換當日已發行之所有其他和成國際股份享有同等地位，與票據持有人有權就其兌換股份享有該等出兌換通知當日或之後之記錄日期之所有股息及其他分派。

兌換價：初步兌換價為每股兌換股份0.17港元（可予調整）。兌換價於下列情況下可作出一般反攤薄調整：因股份合併、股份拆細、重新分類、資本化發行、資本分派、供股及其他股本或股本衍生工具發行等若干事件。

投票：票據持有人不可僅因身為票據持有人而出席和成國際任何股東大會之通告，亦無權出席和成國際任何股東大會或於會上投票。

可轉讓性：可換股票據可（受可換股票據之條文之規限下）轉讓予任何人士，除非事先獲得和成國際之書面同意，否則可換股票據（或其任何部分）不得出讓或轉讓予和成國際任何關連人士。

可換股票據之任何出讓或轉讓須以可換股票據尚未贖回之本金額之全數或任何部分（即最低金額1,000,000港元或其完整倍數）進行。

上市：和成國際並無亦不會申請可換股票據於聯交所或任何其他證券交易所上市。和成國際將向聯交所申請兌換股份上市及買賣。

每股兌換股份之初步兌換價為0.17港元。初步兌換價：

(i) 相當和成國際股份於最後交易日於聯交所所報之收市價每股0.17港元；

(ii) 較截至最後交易日（包括該日）止最後連續五個交易日和成國際股份之平均收市價每股約0.175港元折讓約2.9%；

(iii) 較截至最後交易日（包括該日）止最後連續十個交易日和成國際股份之平均收市價每股約0.178港元折讓約4.5%；及

(iv) 較於二零零七年四月二十四日（即股份配售合約及可換股票據配售合約日期）和成國際股份於聯交所所報收市價每股0.78港元折讓約78.2%。

和成國際之股權架構

下表列示根據和成國際公佈所披露和成國際之股權架構及按中計算，Total Wealth於和成國際之持股量，此乃假設(i)根據和成國際股份配售事項及和成國際可換股票據配售事項分別配售最高數目之和成國際股份及最高面值之可換股票據；及(ii)自和成國際公佈起至和成國際包銷協議、和成國際股份配售協議及和成國際可換股票據配售協議完成為止期間，和成國際之股權概無其他變動：

	[illegible] 股份數目	%	[illegible] 股份數目	%	[illegible] 股份數目	%	[illegible] 股份數目	%
[illegible]								
[illegible]	40,000	0.01	40,000	0.00	40,000	0.00	40,000	0.00
[illegible]	1,050,000	0.20	1,050,000	0.09	1,050,000	0.05	1,050,000	0.08
	1,090,000	0.21	1,090,000	0.10	1,090,000	0.05	1,090,000	0.08
Total Wealth	-	-	125,000,000	11.05	360,294,117	17.49	360,294,117	26.36
[illegible]								
[illegible]（附註1）	-	-	100,000,000	8.84	100,000,000	4.91	100,000,000	7.32
[illegible]（附註3）	-	-	375,000,000	33.14	375,000,000	18.42	375,000,000	27.43
[illegible]（附註1）	-	-	-	-	647,058,824	32.11	-	-
[illegible]	530,555,319	99.79	530,555,319	46.86	530,555,319	26.34	530,555,319	38.81
	530,555,319	99.79	1,005,555,319	88.86	1,652,614,143	82.46	1,005,555,319	73.56
總計	531,645,319	100.00	1,131,645,319	100.00	2,013,998,260	100.00	1,366,939,436	100.00

附註：

1. 假設本金額為150,000,000港元之可換股票據已按初步兌換價每股兌換股份0.17港元悉數兌換為882,352,941股兌換股份。

2. 假設只有Total Wealth將會悉數本金額為40,000,000港元之可換股票據已按初步兌換價每股兌換股份0.17港元悉數兌換為235,294,117股和成國際股份。

3. [illegible]

截至本公佈日期，Total Wealth尚未決定會否行使或何時行使可換股票據附帶之兌換權或將予行使之數量。Total Wealth行使可換股票據附帶兌換權之數量將視乎多項因素而定，如和成國際集團之日後財務狀況及業務表現，以及和成國際股份之市場表現。

和成國際之資料

誠如和成國際公佈所載，和成國際集團主要從事食糧貿易、銷售通訊產品及投資作買賣用途之證券。

根據和成國際截至二零零五年十二月三十一日止年度之年報所載，和成國際集團於截至二零零四年及二零零五年十二月三十一日止兩個年度各年錄得之經審核綜合營業額，分別約為4,300,000港元及9,600,000港元。和成國際集團於截至二零零四年十二月三十一日止年度之經審核綜合除稅前虧損約為2,800,000港元，而和成國際集團截至二零零五年十二月三十一日止年度之經審核綜合除稅前虧損約為51,700,000港元。截至二零零四年及二零零五年十二月三十一日止年度並無錄得任何少數股東權益。

誠如和成國際截至二零零六年六月三十日止六個月之中期報告所載，和成國際集團錄得未經審核綜合除稅前虧損約5,600,000港元，相比二零零五年同期則約為7,400,000港元。和成國際集團於截至二零零六年六月三十日止六個月之未經審核綜合虧損約為30,300,000港元。於二零零六年六月三十日和成國際集團權益持有人應佔和成國際集團之未經審核綜合資產淨值則約為177,100,000港元。

根據和成國際公佈所載，和成國際擬將發行和成國際包銷股份、和成國際股份配售事項及和成國際可換股票據配售事項之所得款項淨額合共最多約240,300,000港元，用作和成國際集團之一般營運資金及於中華人民共和國從事天然資源相關業務用途。

進行認購事項之理由

德祥為一家投資控股公司，並直接及間接於多家上市公司持有策略性投資。德祥集團之主要業務包括投資控股、提供融資、提供管理服務、物業投資、持有投資、建築材料及儲蓄貿易以及提供及經營一個網上黃金電子交易平台。

錦興集團主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，其中包括(i)一間股份於新加坡證券交易所上市之附屬公司及一間股份於美利堅合眾國場外交易議價板買賣之附屬公司；(ii)股份於聯交所或新加坡證券交易所有限公司上市之聯營公司；及(iii)股份於聯交所上市之公司發行之認購可換股票據之投資。錦興為一間投資控股公司。

誠如和成國際公佈所披露，發行和成國際包銷股份、和成國際股份配售事項及和成國際可換股票據配售事項之所得款項中最多約240,300,000港元，將用作和成國際集團一般營運資金及於中華人民共和國從事天然資源相關業務用途。錦興董事認為天然資源業之前景利好，相信認購事項將會為錦興集團提供認購一家公司策略性權益之機會，因此錦興集團將可投資於天然資源相關業務。可換股票據附帶之兌換權可讓Total Wealth以兩年時間評估和成國際集團之業務表現，以及和成國際股份之市場表現，並可靈活地進一步收購和成國際之股本權益。按以上所述，錦興董事認為，認購事項符合錦興及錦興股東之整體利益，且股份配售合約及可換股票據配售合約之條款對錦興股東而言屬公平合理。基於上述者，德祥董事亦認為，認購事項符合德祥及德祥股東之整體利益，且股份配售合約及可換股票據配售合約之條款對德祥股東而言屬公平合理。

認購事項之財務影響

現時，錦興擬以其內部資源為認購事項提供資金。預期認購事項將不會對錦興或德祥之資產淨值狀況構成重大影響。

緊隨股份配售合約及可換股票據配售合約完成後，配售股份及可換股票據之負債部分及可換股票據之兌換權部份將於德祥及錦興各自之綜合賬目中分類為買賣證券，而分類入賬並列作可供出售投資及可換股票據之嵌入兌換權。股份配售合約或可換股票據配售合約並無條文規定給予Total Wealth權利委派德祥或錦興任何董事出任和成國際董事。

一般事項

根據上市規則，認購事項構成錦興之須予披露交易。錦興將於實際可行之情況下盡快向錦興股東寄發一份通函，當中載有（其中包括）股份配售合約、可換股票據配售合約及可換股票據詳情。

於本公佈日期，德祥集團持有169,979,504股錦興股份，佔錦興已發行股本總額約57.36%。根據上市規則，認購事項亦構成德祥之須予披露交易。德祥將於實際可行之情況下盡快向德祥股東寄發一份通函，當中載有（其中包括）股份配售合約、可換股票據配售合約及可換股票據詳情。

釋義

於本公佈內，下列詞彙具有以下涵義：

「可換股票據」 指 和成國際根據和成國際可換股票據配售協議將予發行之可贖回可換股票據，賦予其持有人有權將本金額按初步兌換價每股和成國際股份0.17港元（可予調整）兌換為新和成國際股份

「可換股票據配售合約」 指 Total Wealth與大福證券於二零零七年四月二十四日訂立之配售合約，其內容有關Total Wealth認購本金額為40,000,000港元之可換股票據

「關連人士」 指 具有上市規則所賦予之涵義

「兌換股份」 指 按初步兌換價每股和成國際股份0.17港元（可予調整）行使全部本金額為150,000,000港元之可換股票據隨附之任何兌換權時將予發行之最高882,352,941股新和成國際股份

「錦興」 指 錦興集團有限公司（股份代號：275），一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市，並為德祥之間接非全資附屬公司

「錦興集團」 指 錦興及其附屬公司

「錦興股份」 指 錦興已發行股本中每股面值0.01港元之普通股

「錦興股東」 指 錦興股份之持有人

「香港」 指 中華人民共和國香港特別行政區

「德祥」 指 德祥企業集團有限公司（股份代號：372），一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市

「德祥集團」 指 德祥及其附屬公司

「最後交易日」 指 二零零七年三月十四日（即和成國際股份自二零零七年三月十五日（星期四）上午十時[illegible]分起暫停買賣以待刊發和成國際公佈前，和成國際股份於聯交所買賣之最後完整交易日）

「上市規則」 指 聯交所證券上市規則

「配售股份」 指 Total Wealth根據股份配售合約有條件地同意將予認購之125,000,000股和成國際股份

「股份配售合約」 指 Total Wealth與大福證券於二零零七年四月二十四日就Total Wealth認購配售股份訂立之配售合約

「聯交所」 指 香港聯合交易所有限公司

「認購事項」 指 Total Wealth根據股份配售合約及可換股票據配售合約認購配售股份及本金額為40,000,000港元之可換股票據

「大福證券」 指 大福證券有限公司，根據香港法例第571章證券及期貨條例獲准從事第1類（證券交易）、第3類（期貨合約交易）及第4類（就證券提供意見）受規管活動之持牌法團，並為和成國際股份配售事項及和成國際可換股票據配售事項之配售代理

「Total Wealth」 指 Total Wealth Investments Limited，一家於英屬處女群島註冊成立之有限公司，並為錦興之間接全資附屬公司

「和成國際」 指 和成國際集團有限公司（股份代號：651），一家於百慕達註冊成立之有限公司，其股份於聯交所上市

「和成國際公佈」 指 和成國際日期為二零零七年三月二十二日之公佈

「和成國際可換股票據配售事項」 指 大福證券根據和成國際可換股票據配售協議所載條款配售本金額最多不超過150,000,000港元之可換股票據

「和成國際可換股票據配售協議」 指 和成國際與大福證券於二零零七年三月[illegible]日就和成國際可換股票據配售事項訂立之有條件配售協議

「和成國際集團」 指 和成國際及其附屬公司

「和成國際股份」 指 和成國際股本中每股面值0.01港元之股份

「和成國際股份配售事項」 指 大福證券根據和成國際股份配售協議所載條款，按每股作價0.16港元配售最多500,000,000股新和成國際股份

「和成國際股份配售協議」 指 和成國際與大福證券就和成國際股份配售事項而訂立日期為二零零七年三月[illegible]日之有條件配售協議

「和成國際包銷協議」 指 和成國際與大福證券就包銷和成國際包銷股份而訂立日期為二零零七年[illegible]月[illegible]日之包銷協議

「和成國際包銷股份」 指 大福證券根據和成國際包銷協議將予包銷之100,000,000股新和成國際股份

「港元」 指 港元，香港法定貨幣

「%」 指 百分比

於本公佈日期，德祥之董事如下：

執行董事：
陳國強博士（主席）
周美華女士（副主席兼董事總經理）
陳國偉先生
[illegible]先生
[illegible]先生

獨立非執行董事：
[illegible]先生
[illegible]先生
石禮謙，太平紳士

於本公佈日期，錦興之董事如下：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
[illegible]先生
[illegible]先生
[illegible]先生

承董事會命
德祥企業集團有限公司
主席
陳國強博士

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零七年四月二十五日

* 僅供識別